GRAVITY CO., LTD. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(With Independent Auditors’ Report Thereon)

Contents

Page

Independent Auditors’ Report    1
Consolidated Financial Statements
Consolidated Statements of Financial Position    3
Consolidated Statements of Comprehensive Income    5
Consolidated Statements of Changes in Equity    6
Consolidated Statements of Cash Flows    7
Notes to the Consolidated Financial Statements    8

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of Gravity Co., Ltd.:

Opinion
We have audited the accompanying consolidated financial statement of Gravity Co., Ltd. and its subsidiaries (collectively referred to as the ”Group”), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).
Basis for Opinion
We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Other Matter
Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.
Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.
Those charged with governance are responsible for overseeing the Group’s financial reporting process.
Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
∙Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
∙Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
∙Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
∙Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.
∙Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
∙Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Samil PricewaterhouseCoopers

Seoul, Korea
March 21, 2024

This report is effective as of March 21, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In thousands of won)	Notes		December 31, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents	5,6,23	~~W~~	184,081,815	169,877,341
Short-term financial instruments	6,23		277,215,000	167,000,000
Accounts receivable, net	6,7,14,23		71,212,897	77,256,816
Other receivables, net	6,7,23		3,637,586	139,785
Prepaid expenses	14		2,993,884	3,332,317
Other current financial assets	6,23		4,438,717	3,370,146
Other current assets			3,319,107	790,833
			546,899,006	421,767,238
Non-current assets
Property and equipment, net	8,22		10,150,750	8,140,129
Intangible assets, net	9		6,369,958	3,869,478
Other non-current financial assets	6,23		1,824,076	2,175,769
Other non-current assets	10		6,984,797	2,481,845
Deferred tax assets	19		5,952,134	5,659,521
			31,281,715	22,326,742
Total assets		~~W~~	578,180,721	444,093,980

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position, Continued

As of December 31, 2023 and 2022

(In thousands of won)	Notes		December 31, 2023	December 31, 2022

Liabilities
Current liabilities
Account payables	6,23	~~W~~	61,777,889	73,549,144
Deferred revenue	14		18,092,463	18,543,037
Withholdings			3,072,036	3,201,011
Accrued expenses	6,23		2,313,022	2,040,357
Income tax payable	19		16,927,054	5,469,061
Other current liabilities	6,22,23		4,251,029	2,907,298
			106,433,493	105,709,908
Non-current liabilities
Long-term account payables	6,23		677,520	373,989
Long-term deferred revenue	14		1,784,849	30,239
Other non-current liabilities	6,22,23		3,174,635	4,968,325
Deferred tax liabilities	19		2,382,262	2,831,698
			8,019,266	8,204,251
Total liabilities		~~W~~	114,452,759	113,914,159

Equity
Equity attributable to owners of the Parent Company
Share capital	1,13		3,474,450	3,474,450
Capital surplus	13		27,098,264	27,098,264
Other components of equity	13		4,016,535	2,475,675
Retained earnings	13		428,498,582	296,479,528
Non-controlling interest			640,131	651,904
Total equity			463,727,962	330,179,821
Total liabilities and equity		~~W~~	578,180,721	444,093,980

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(In thousands of won, except per share amounts)	Notes		2023	2022

Revenues	14,24,25
Online games		~~W~~	81,017,362	89,256,406
Mobile games			629,604,084	358,771,544
Other revenue			14,894,489	15,589,922
			725,515,935	463,617,872
Cost of revenues	15		484,958,333	267,365,143
Gross profit			240,557,602	196,252,729
Selling, general and administrative expenses	15,16		79,552,396	91,410,933
Operating profit	24		161,005,206	104,841,796
Non-operating income and expenses
Finance income	6,17		23,266,528	15,953,466
Finance costs	6,17		(14,934,727)	(10,779,361)
Other non-operating income	18		913,359	605,316
Other non-operating expenses	18		(1,551,757)	(739,440)
Profit before income tax expense			168,698,609	109,881,777
Income tax expense	19		36,716,548	26,824,189
Profit for the year		~~W~~	131,982,061	83,057,588

Profit (loss) attributable to:
Owners of the Parent Company		~~W~~	132,019,054	83,161,723
Non-controlling interests			(36,993)	(104,135)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation adjustments			1,558,944	285,034
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit liabilities			7,136	(3,659)
Total comprehensive income for the year		~~W~~	133,548,141	83,338,963

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	133,559,914	83,457,010
Non-controlling interests			(11,773)	(118,047)

Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share (in won)	20	~~W~~	18,999	11,968
Diluted earnings per share (in won)	20	~~W~~	18,999	11,968

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(In thousands of won)			Equity attributable to owners of the Parent Company
	Notes		Share capital	Capital surplus	Other components of equity	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2022		~~W~~	3,474,450	27,098,264	2,180,388	213,317,805	246,070,907	769,951	246,840,858
Profit for the year			-	-	-	83,161,723	83,161,723	(104,135)	83,057,588
Remeasurements of defined benefit liabilities			-	-	(2,561)	-	(2,561)	(1,098)	(3,659)
Foreign currency translation adjustments	13		-	-	297,848	-	297,848	(12,814)	285,034
Balance at December 31, 2022		~~W~~	3,474,450	27,098,264	2,475,675	296,479,528	329,527,917	651,904	330,179,821

Balance at January 1, 2023		~~W~~	3,474,450	27,098,264	2,475,675	296,479,528	329,527,917	651,904	330,179,821
Profit for the year			-	-	-	132,019,054	132,019,054	(36,993)	131,982,061
Remeasurements of defined benefit liabilities			-	-	4,415	-	4,415	2,721	7,136
Foreign currency translation adjustments	13		-	-	1,536,445	-	1,536,445	22,499	1,558,944
Balance at December 31, 2023		~~W~~	3,474,450	27,098,264	4,016,535	428,498,582	463,087,831	640,131	463,727,962

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flow

For the years ended December 31, 2023 and 2022

(In thousands of won)	Notes		2023	2022

Cash flows from operating activities
Profit for the year		~~W~~	131,982,061	83,057,588
Adjustments	21		36,164,732	31,362,848
Changes in operating assets and liabilities	21		(17,915,061)	10,254,125
Interest received			10,434,574	3,032,676
Interest paid			(156,631)	(121,724)
Income taxes paid			(28,079,938)	(29,306,861)
Net cash provided by operating activities			132,429,737	98,278,652

Cash flows from investing activities
Decrease in other current financial asset			3,079	5,099
Proceeds from disposal of property and equipment	8		21,024	14,609
Increase in short-term financial instruments			(110,179,175)	(19,000,000)
Purchase of property and equipment	8		(2,461,226)	(739,413)
Purchase of intangible assets	9		(3,337,218)	(2,055,632)
Increase in other current financial assets			-	(200)
Increase in other non-current financial assets			(626,184)	(564,908)
Net cash used in investing activities			(116,579,700)	(22,340,445)

Cash flows from financing activities
Repayment of lease liabilities	22		(4,083,272)	(3,917,977)
Net cash used in financing activities			(4,083,272)	(3,917,977)

Effects of exchange rate changes on cash and cash equivalents			2,437,709	(1,247,832)
Net increase (decrease) in cash and cash equivalents			14,204,474	70,772,398
Cash and cash equivalents at beginning of the year			169,877,341	99,104,943
Cash and cash equivalents at end of the year		~~W~~	184,081,815	169,877,341

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
1. General Information
(1) The Parent Company
GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games, and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 91 markets. The Parent Company also operates many other games.
On February 8, 2005, the Parent Company listed its shares on the Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.
As of December 31, 2023, the Parent Company’s total paid-in capital amounts to ~~W~~3,474,450 thousand. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2023 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00
(2) Consolidated subsidiaries
Details of the consolidated subsidiaries as of December 31, 2023 and 2022 are as follows:

				Percentage of ownership (%)
Subsidiaries	Location	Main business	Fiscal year end	December 31, 2023	December 31, 2022
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100	100
Gravity NeoCyon, Inc.	Korea	Mobile Game Development and Service	December	99.53	99.53
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100	100
PT. Gravity Game Link	Indonesia	Online and mobile game services	December	70	70
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100	100
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100	100
Gravity Game Hub PTE., Ltd.	Singapore	Online and mobile game services	December	100	100
Gravity Game Vision Limited	Hong Kong	Online and mobile game services	December	100	100

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
1. General Information, Continued
(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023
Subsidiaries		Total assets(*)	Total liabilities(*)	Revenues(*)	Profit (loss) for the period(*)
Gravity Interactive, Inc.	~~W~~	23,445,002	13,670,750	49,817,549	1,113,103
Gravity NeoCyon, Inc.		11,747,448	5,783,968	19,408,225	(1,270,425)
Gravity Communications Co., Ltd.		35,754,253	9,227,145	33,122,388	10,115,876
PT. Gravity Game Link		2,461,089	302,622	2,234,131	(103,406)
Gravity Game Tech Co., Ltd.		50,672,065	8,080,609	30,603,821	11,308,220
Gravity Game Arise Co., Ltd.		7,058,412	1,683,204	3,806,986	(5,392,804)
Gravity Game Hub PTE., Ltd.		74,229,285	37,718,412	287,949,942	34,159,815
Gravity Game Vision Limited		51,811,357	10,752,847	145,653,444	23,547,185

(*)Amounts before eliminating intercompany transactions.

(In thousands of won)		2022
Subsidiaries		Total assets(*)	Total liabilities(*)	Revenues(*)	Profit (loss) for the period(*)
Gravity Interactive, Inc.	~~W~~	32,142,913	23,616,795	62,745,252	(2,448,061)
Gravity NeoCyon, Inc.		15,586,693	8,352,788	24,638,854	1,709,739
Gravity Communications Co., Ltd.		39,437,891	11,161,240	50,610,968	14,185,767
PT. Gravity Game Link		3,268,158	1,090,349	3,372,227	(373,901)
Gravity Game Tech Co., Ltd.		40,204,476	9,740,080	34,990,048	9,974,512
Gravity Game Arise Co., Ltd.		3,066,904	988,401	3,451,554	(504,862)
Gravity Game Hub PTE., Ltd.		4,846,247	2,726,020	4,351,866	(3,081,397)
Gravity Game Vision Limited		63,608,043	46,145,974	116,550,222	17,090,044

(*) Amounts before eliminating intercompany transactions.

2. Basis of Presentation

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea. The accompanying consolidated financial statements have been restructured and translated into English from the Korean language financial statements.
Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Gravity Co., Ltd. and its subsidiaries (the "Group") financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.
These consolidated financial statements were authorized for issuance by the Board of Directors on March 7, 2024, and are expected to be submitted for approval at the shareholders’ meeting to be held on March 29, 2024.

(1) Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis.
(2) Use of judgments and estimates
The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:
(a) Deferred revenue
The Group sells virtual currency and items that can be used in mobile games to game users. For each game in each country, the Group estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Group considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining amounts of virtual currency and items that active users own at period-end, the related revenue is deferred considering the items’ attributes. The Group estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing on January 1, 2023.
(1)Amendment to K-IFRS No. 1001 ‘Presentation of Financial Statement’ – Disclosure of Accounting Policies
The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policy information (being information that, when considered together with other information included in an entity’s financial statements, can reasonably be expected to influence decisions that the primary users of financial statements make on the basis of those financial statements). The amendments did not have a significant impact on the financial statements.
(2)Amendments to K-IFRS No. 1001 ‘Presentation of Financial Statement’ – Disclosure of gain or loss on valuation of financial liabilities subject to adjustment of exercise price
If the entire or a part of financial instrument, whose exercise price is subject to change due to the issuer's share price, is classified as a financial liability, the carrying amount of the financial liability and related gains and losses shall be disclosed. The amendments did not have a significant impact on the financial statements.
(3)Amendments to K-IFRS No. 1008 ‘Accounting Policies, Changes in Accounting Estimate and Errors’ – Definition of Accounting Estimates
The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendment did not have a significant impact on the financial statements.
(4) Amendments to K-IFRS No. 1012 ‘Income Taxes’ – Deferred Tax related to Assets and liabilities arising from a Single Transaction
The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments did not have a significant impact on the financial statement.
(5) New standards : K-IFRS No. 1117 ‘Insurance Contract’
Korean IFRS 1117 Insurance Contracts replaces Korean IFRS 1104 Insurance Contracts. This Standard estimates future cash flows of an insurance contract and measures insurance liabilities using discount rates applied with assumptions and risks at the measurement date. The entity recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual period. In addition, investment components (Refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses. This standard did not have a significant impact on the financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
(6) Amendments to K-IFRS No. 1012 ‘Income Taxes’ – International Tax Reform – Pillar Two Model Rules
The amendments provide a temporary relief from the accounting for deferred taxes arising from legislation enacted to implement the Pillar Two model rules, which aim to reform international corporate taxation for multinational enterprises, and require disclosure of related current tax effects, etc. The Group applies the
3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies, Continued
exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Since the Pillar Two legislation is scheduled to be effective from January 1, 2024, the Group has no current tax expense related to Pillar Two. The impact of the Pillar Two income taxes is described in Note 19.

4. Significant Accounting Policies
The principal accounting policies applied in the preparation of these consolidated financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.
(1) Consolidation
The Group has prepared the consolidated financial statements in accordance with K-IFRS No. 1110 Consolidated Financial Statements.
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is obtained by the Group. They are deconsolidated from the date on which control ceases.
The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.
The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
identifiable assets of the business acquired, the difference is recognized directly in the profit as a bargain purchase.
Intercompany transactions, balances and unrealized gains on transactions between consolidated companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(2) Segment reporting
Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 24). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.
4. Significant Accounting Policies, Continued
(3) Cash and Cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.
(4) Financial Assets
(a) Classification
At initial recognition, the Group classifies its financial assets in the following measurement categories:
measured at fair value through profit or loss;
measured at fair value through other comprehensive income; and
measured at amortized cost.
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.
For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
(b) Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, for financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.
(i) Debt instruments
Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(b) Measurement, Continued
(i) Debt instruments, Continued
relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.
Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or costs’ in the year in which it arises.
(ii) Equity instruments
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income or expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(c) Impairment
The Group recognizes loss allowances for expected credit losses(“ECLs”) on:
financial assets measured at amortized cost;
debt investments measured at fair value through other comprehensive income; and
contract assets under K-IFRS No. 1115.
The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
debt securities that are determined to have low credit risk at the reporting date; and
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.
The Group considers a financial asset to be in default when:
the debtor is unlikely to pay its obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
the financial asset is more than 90 days past due.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(c) Impairment, Continued
At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss.
(d) Recognition and Derecognition
Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.
(e) Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.
(5) Account receivables
Account receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components in which case they are recognized at fair value. Account receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.
(6) Property and Equipment
Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
4. Significant Accounting Policies, Continued
(6) Property and Equipment, Continued
Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.
Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Vehicles	4 years
Leasehold improvements	(*)
Right-of-use assets	(*)

(*) The Group depreciates Right-of-use asset and the Leasehold improvements from the commencement date and the available date to the earlier date between the end of the lease term and the expiration date of Right-of-use asset’s useful life using the straight-line method.
Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.
(7) Intangible Assets
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Industrial property rights	10 years
Other intangible assets	3 years
Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
4. Significant Accounting Policies, Continued
(7) Intangible Assets, Continued
The Group entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.
(8) Impairment of Non-financial Assets
At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.
The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.
(9) Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No. 1116.

(a) As a lessee
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component by class of underlying asset.
The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
4. Significant Accounting Policies, Continued
(9) Leases, Continued
(a) As a lessee, Continued
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rates.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
4. Significant Accounting Policies, Continued
(9) Leases, Continued
(a) As a lessee, Continued
The Group presents right-of-use assets that do not meet the definition of investment property in ‘Property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.
The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(b) As a lessor
At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.
To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.
If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.
The Group applies the de-recognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘non-operating income’.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
4. Significant Accounting Policies, Continued
(10) Financial Liabilities
(a) Classification and measurement
The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.
The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for de-recognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated statement of financial position.
(b) De-recognition
Financial liabilities are removed from the consolidated statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
(11) Provisions and Contingent Liabilities
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
4. Significant Accounting Policies, Continued
(12) Foreign Currency Translation
(a) Functional and presentation currency
Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges in a foreign operation.
Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.
(13) Statement of cash flows
The Group has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate.
(14) Revenues from contracts with customers
The Group engages in game licensing, IP licensing and game publishing businesses.
Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts recognized as revenue are net of value added taxes, returns, rebates and discounts.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
4. Significant Accounting Policies, Continued
(14) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription
The Group recognizes micro-transaction revenue of online and mobile games when the Group satisfies its performance obligations.
Whether the performance obligations are satisfied depends on the natures of virtual currency and in-game virtual items. Items are categorized into consumable, periodic, and permanent in-game virtual items.
Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.
The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.
(i) Online Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
At the end of the reporting period, the Group defers the total amount of remaining virtual currency.
For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining amounts of virtual items owned by active paying users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(ii) Mobile Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
Mobile game users purchase virtual currency that can be used to purchase in-game items. The Group has no refund obligation after the game users purchase virtual currency.
At the end of the reporting period, the Group defers the revenue for the remaining virtual currency possessed by active paying users.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
4. Significant Accounting Policies, Continued
(14) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription, Continued
(ii) Mobile Games, Continued
For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining virtual items possessed by active users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(b) Royalties and License Fees
In connection with the Group’s online and mobile games, the Group enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Group believes that the agreement is a promise to provide a right to the customer to access the related IP because the Group will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Group’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Group’s performance obligations in connection with these agreements are satisfied over time.
Since the nature of the license promise is to provide customers with access to the intellectual property of the Group during the license period, the Group's performance obligation corresponds to the performance obligation satisfied over time, and revenue is recognized over the license period. The Group recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.
(c) Other revenue
Other revenue consists of revenue from sales of console games, game character merchandise, animation and other services, including website development and operation services for third parties. Revenues from development and operation services for third parties are recognized over time by measuring progress towards complete satisfaction of a performance obligation.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
4. Significant Accounting Policies, Continued
(14) Revenues from contracts with customers, Continued
(d) Incremental costs of obtaining contract
The Group pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash and considered as incremental cost of obtaining contracts with customer and therefore capitalized. The Group presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.
(15) Current and Deferred Tax
The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax credit.
The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

4. Significant Accounting Policies, Continued
(16) Employee Benefits
(a) Short-term employee benefits
Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.
(b) Post-employment benefits
The Group’s retirement pension plans are divided into defined contribution plans and defined benefit plans.
The Group has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Group recognizes provision for severance benefits for the employees with service period less than a year.
A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.
(17) Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.
The following new and amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
•Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenant (Amendment to K-IFRS No. 1001 ‘Presentation of Financial Statements’)
•Supplier finance arrangement (Amendment to K-IFRS No. 1007 ’Statement of Cash Flows’, K-IFRS No.1107 Financial Instruments: Disclosures’)
•Lease Liability in a Sale and Leaseback (Amendment to K-IFRS No. 1116 ‘Leases’)
•Disclosure of Cryptographic Assets (Amendment to K-IFRS No. 1001 ‘Presentation of Financial Statements)

5. Cash and cash equivalents
(1) Cash and cash equivalents as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023	December 31, 2022
Demand deposits, etc.	~~W~~	184,081,815	169,877,341
(2) The Group does not have any restricted cash and cash equivalents as of December 31, 2023 and 2022.

6. Financial Instruments by Category
(1) Carrying amounts of financial instruments by category as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023	December 31, 2022
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	184,081,815	169,877,341
Short-term financial instruments		277,215,000	167,000,000
Accounts receivable, net		71,212,897	77,256,816
Other receivables, net		7,499	11,943
Other current financial assets(*1)		4,438,717	3,370,146
Other non-current financial assets(*2)		1,824,076	1,675,769
Financial assets at fair value through profit or loss
Short-term financial instruments		-	-
Other non-current financial assets		-	500,000
	~~W~~	538,780,004	419,692,015
(*1) Other current financial assets consist of accrued income and deposits.
(*2) Other non-current financial assets consist of deposits.

(In thousands of won)		December 31, 2023	December 31, 2022
Financial liabilities at amortized cost
Accounts payable(*)	~~W~~	57,614,579	70,169,830
Long-term accounts payable		677,520	373,989
Accrued expenses(*)		395,264	429,132
Other current liabilities		4,225,209	2,906,064

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

Other non-current liabilities		2,337,189	3,057,121
	~~W~~	65,249,761	76,936,136

(*) Annual leave allowance, bonus accruals, etc. that should be paid to employees are excluded.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
6. Financial Instruments by Category, Continued
(2) Net income(expenses) from financial instruments for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Financial assets at amortized cost
Interest income	~~W~~	11,486,840	4,496,116
Differences in foreign currency		(1,653,930)	2,100,621

Financial assets at fair value through profit or loss
Interest income		5,539	4,701
	~~W~~	9,838,449	6,601,438

(In thousands of won)		2023	2022
Financial liabilities at amortized cost
Interest expense	~~W~~	(161,809)	(126,826)
Differences in foreign currency		(1,344,837)	(1,300,507)
	~~W~~	(1,506,646)	(1,427,333)

(3) Fair value hierarchy
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•Level 3: unobservable inputs for the asset or liability.
The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.
If more than one significant input variable is not based on observable market information, the item is included in Level 3.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
6. Financial Instruments by Category, Continued
(3) Fair value hierarchy, Continued
The valuation techniques used to measure the fair value of a financial instrument include:
- Market price or dealer price of a similar financial instrument
- The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period
For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc.
7. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023		December 31, 2022
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	69,867,200	3,642,678	74,702,397	144,594
Related party		1,971,637	-	2,873,954	-
Less: Loss allowance		(625,940)	(5,092)	(319,535)	(4,809)
Accounts and other receivables, net	~~W~~	71,212,897	3,637,586	77,256,816	139,785
(2) Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023		2022
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Beginning balance	~~W~~	319,535	4,809	689,610	4,809
Bad debt expenses		1,401,565	283	701,609	-
Write-off		(1,095,160)	-	(1,071,684)	-
Ending balance	~~W~~	625,940	5,092	319,535	4,809
(3) Expected credit losses (ECLs) and credit risk exposures for accounts receivable as of December 31, 2023 and 2022 are as follows, Continued:

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
7. Accounts and Other Receivables, Continued

(a) Accounts receivable

(In thousands of won)	December 31, 2023
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.6	~~W~~	71,333,503	437,524
More than 90 days ~ Less than 180 days	3.2		314,966	10,216
More than 180 days ~ Less than 270 days	57.4		27,010	15,507
More than 270 days ~ Less than 1 year	87.3		5,240	4,575
More than 1 year	100.0		158,118	158,118
		~~W~~	71,838,837	625,940
(In thousands of won)	December 31, 2022
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.1	~~W~~	77,072,945	85,459
More than 90 days ~ Less than 180 days	18.2		318,245	57,955
More than 180 days ~ Less than 270 days	46.6		3,735	1,739
More than 270 days ~ Less than 1 year	82.3		39,783	32,739
More than 1 year	100.0		141,643	141,643
		~~W~~	77,576,351	319,535
(b) Other receivables

(In thousands of won)	December 31, 2023
	Expected loss rate(%)		Carrying amount	Bad debt allowance
Not due or overdue for less than 90 days	0.0	~~W~~	3,637,586	-
More than 90 days ~ Less than 180 days	0.0		-	-
More than 180 days ~ Less than 270 days	0.0		-	-
More than 270 days ~ Less than 1 year	0.0		-	-
More than 1 year	100		5,092	5,092
		~~W~~	3,642,678	5,092
(In thousands of won)	December 31, 2022
	Expected loss rate(%)		Carrying amount	Bad debt allowance
Not due or overdue for less than 90 days	0.0	~~W~~	139,785	-
More than 90 days ~ Less than 180 days	0.0		-	-
More than 180 days ~ Less than 270 days	0.0		-	-
More than 270 days ~ Less than 1 year	0.0		-	-
More than 1 year	100		4,809	4,809
		~~W~~	144,594	4,809

In assessing the recoverability of accounts and other receivables, the Group considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
7. Accounts and Other Receivables, Continued

The Group applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Group’s historical experience and informed credit assessment, that includes forward-looking information.

8. Property and Equipment
(1) Details of property and equipment as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023			December 31, 2022
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	7,185,694	(5,649,592)	1,536,102	6,381,124	(5,268,055)	1,113,069
Furniture and fixture		1,887,411	(1,620,887)	266,524	1,786,591	(1,448,530)	338,061
Construction in- progress		1,209,024	-	1,209,024	-	-	-
Vehicles		9,101	(7,773)	1,328	9,101	(5,498)	3,603
Leasehold improvements		2,172,021	(1,655,049)	516,972	2,084,175	(1,357,187)	726,988
Right-of-use assets		15,513,706	(8,892,906)	6,620,800	16,197,337	(10,238,929)	5,958,408
	~~W~~	27,976,957	(17,826,207)	10,150,750	26,458,328	(18,318,199)	8,140,129
(2) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023
		Computer and other equipment	Furniture and fixture	Constru-ction in progress	Vehicles	Leasehold Improve-ments	Right-of-use assets	Total
Beginning balance	~~W~~	1,113,069	338,061	-	3,603	726,988	5,958,408	8,140,129
Rent Adjustment		-	-	-		-	260,698	260,698
Acquisitions/Capital expenditure		1,065,137	104,851	1,209,024	-	82,215	4,443,047	6,904,274
Depreciation		(656,408)	(177,186)	-	(2,275)	(299,836)	(4,116,479)	(5,252,184)
Disposition/Disposals/ Removals		(43)	(729)	-	-	-	-	(772)
Substitution		(875)	875	-	-	-	-	-
Foreign exchange differences		15,222	652	-	-	7,605	75,126	98,605
Ending balance	~~W~~	1,536,102	266,524	1,209,024	1,328	516,972	6,620,800	10,150,750

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
8. Property and Equipment, Continued

(In thousands of won)		2022
		Computer and other equipment	Furniture and fixture	Vehicles	Leasehold Improvements	Right-of-use assets	Total
Beginning balance	~~W~~	1,454,552	380,458	5,878	757,111	8,740,000	11,337,999
Rent Adjustment		-	-	-	-	(64,070)	(64,070)
Acquisitions/Capital expenditure		305,568	181,944	-	251,901	1,209,063	1,948,476
Depreciation		(654,751)	(223,293)	(2,275)	(266,106)	(3,998,390)	(5,144,815)
Disposition/Disposals/ Removals		(914)	(2,119)	-	(10,233)	(45,160)	(58,426)
Reclassification		(5,996)	5,996	-	-	-	-
Foreign exchange differences		14,610	(4,925)	-	(5,685)	116,965	120,965
Ending balance	~~W~~	1,113,069	338,061	3,603	726,988	5,958,408	8,140,129
(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Cost of revenues	~~W~~	1,853,122	2,027,837
Selling, general and administrative expenses(*)		3,399,062	3,116,978
	~~W~~	5,252,184	5,144,815
(*) The deprecation expenses recognized as the research and development included in selling, general and administrative expenses was ~~W~~30,500 thousand and ~~W~~141,035 thousand, respectively, for the years ended December 31, 2023 and 2022.
(4) As of December 31, 2023 and 2022, there are no property and equipment that are pledged as collateral for the Group’s debts.

9. Intangible Assets
(1) Details of intangible assets as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023			December 31, 2022
		Acquisition cost	Accumulated amortization(*)	Carrying amount	Acquisition cost	Accumulated amortization(*)	Carrying amount
Software	~~W~~	17,567,637	(14,786,707)	2,780,930	16,285,046	(14,345,996)	1,939,050
Patents		1,375,923	(751,056)	624,867	1,214,696	(670,424)	544,272
Other intangible assets		9,877,474	(6,913,312)	2,964,162	6,160,164	(4,774,008)	1,386,156
	~~W~~ 	28,821,034	(22,451,075)	6,369,959	23,659,906	(19,790,428)	3,869,478

(*) Accumulated amortization includes the amount of accumulated impairment loss.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

9. Intangible Assets, Continued
(2) Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,939,050	544,272	1,386,156	3,869,478
Acquisitions/Capital expenditure		2,136,072	170,103	4,149,153	6,455,328
Amortization		(1,296,047)	(83,326)	(1,026,289)	(2,405,662)
Disposals		-	(6,182)	(11,745)	(17,927)
Impairment(*)		-	-	(1,531,081)	(1,531,081)
Foreign exchange differences		1,855	-	(2,032)	(177)
Ending balance	~~W~~	2,780,930	624,867	2,964,162	6,369,959

(*) The Group recognized W1,531,081 thousand of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2023.

(In thousands of won)		2022
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,264,737	482,313	1,594,978	3,342,028
Acquisitions/Capital expenditure		1,855,666	137,919	747,040	2,740,625
Amortization		(1,183,820)	(71,457)	(661,366)	(1,916,643)
Disposals		-	(4,503)	(5,132)	(9,635)
Impairment(*)		-	-	(293,239)	(293,239)
Foreign exchange differences		2,467	-	3,875	6,342
Ending balance	~~W~~	1,939,050	544,272	1,386,156	3,869,478

(*) The Group recognized ~~W~~293,239 thousand of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2022.
(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Cost of revenues	~~W~~	708,379	718,992
Selling, general and administrative expenses(*)		1,697,283	1,197,651
	~~W~~	2,405,662	1,916,643
(*) The amortization recognized as the research and development included in selling, general and administrative expenses was ~~W~~356,841 thousand and ~~W~~42,509 thousand, respectively, for the years ended December 31, 2023 and 2022.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

10. Other non-current assets

(In thousands of won)		December 31, 2023	December 31, 2022
Prepaid Expenses(*)	~~W~~	6,308,818	2,036,254
Others		675,979	445,591
	~~W~~	6,984,797	2,481,845
(*) Prepaid Expenses consist of the minimum guaranteed royalty paid to third parties.

11. Employee Benefit
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2023 and 2022 are ~~W~~2,413,403 thousand and ~~W~~2,180,830 thousand, respectively. In addition, expenses related to defined benefit plans amounting to ~~W~~47,481 thousand are included in other non-current liabilities as of December 31, 2023.

12. Commitments

(1) The Group has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc., Innova Solution FZ-LLC, Shanghai BING KUAI Network Technology Co. Ltd., Relaternity(Hong Kong) Limited and etc. to provide exclusive license to distribute and sell online and mobile games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.
(2) In July 2021 and in January 2023, the Group entered into development agreements with Shanghai TA REN Network Technology Co., Ltd. and Guangdong Xinghui Teamtop Interactive Entertainment Co., Ltd., respectively, to grant them the right to develop mobile games based on the contents of Ragnarok IP(ROIP) and distribute such games in China for 3 years from the agreement date. Under the terms of the agreement, the Group is entitled to receive from the licensee a royalty equal to a percentage of the applicable revenue generated.
(3) The Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current assets. Purchase obligations for future payment related to above agreements as of December 31, 2023 and 2022 are ~~W~~ 4,941,782thousand and ~~W~~3,242,395 thousand, respectively.
(4) As of December 31, 2023, the Group benefited from payment guarantee of USD 658,500 from KB Kookmin Bank regarding overseas IP contracts.
(5) As of December 31, 2023, the Group has been provided with a payment guarantee amounting to ~~W~~524,424 thousand from Seoul Guarantee Insurance Co., Ltd.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

13. Share Capital and Capital Surplus
(1) Details of common shares as of December 31, 2023 and 2022 are as follows:

(In won and in number of shares)		December 31, 2023	December 31, 2022
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

(2) Details of capital surplus as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023	December 31, 2022
Additional paid-in capital	~~W~~	25,292,211	25,292,211
Other capital surplus		1,806,053	1,806,053
	~~W~~	27,098,264	27,098,264
(3) Details of other components of equity as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023	December 31, 2022
Foreign currency translation adjustments	~~W~~	4,016,614	2,480,169
Re-measurements of defined benefit liability		(79)	(4,494)
	~~W~~	4,016,535	2,475,675

(4) Details of retained earnings as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023	December 31, 2022
Unappropriated retained earnings	~~W~~	428,498,582	296,479,528

(5) According to the Parent Company's Articles of Incorporation, the Parent Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2023.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

14. Revenue from Contracts with Customers
(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2023	2022
Service contract
Micro-transaction and subscription revenue	~~W~~	639,231,190	341,769,516
- Online Game		70,566,135	80,147,610
- Mobile Game		568,665,055	261,621,906
Royalties and license fees		71,390,256	106,258,433
- Online Game		10,451,227	9,108,796
- Mobile Game		60,939,029	97,149,637
Others		14,894,489	15,589,923
	~~W~~	725,515,935	463,617,872
Timing of satisfaction of performance obligations
At a point in time		119,329	24,867
Over time		725,396,606	463,593,005
	~~W~~	725,515,935	463,617,872
(2) Accounts receivables, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2023 and December 31, 2022 are as follows:

(In thousands of won)		December 31, 2023	December 31, 2022
Accounts receivable	~~W~~	71,212,897	77,256,816
Incremental costs of obtaining a contract (Prepaid expenses)		1,556,590	1,722,257
Contact liabilities (Deferred revenue)		19,874,620	18,573,276
Micro-transaction and subscription revenue		17,158,516	16,787,724
Royalties and license fees		2,426,104	100,835
Website and application development		290,000	1,684,717

(3) The amount of revenue recognized from previous period’s contract liabilities satisfied during the years ended December 31, 2023 is ~~W~~18,543,037 thousand (~~W~~16,787,724 thousand in micro-transaction and subscription revenue, ~~W~~70,596 thousand in royalties and license fees, and ~~W~~1,684,717 thousand in website and application development).

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

14. Revenue from Contracts with Customers, Continued
(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023	December 31, 2022
Micro transaction and subscription revenue	~~W~~ 	17,158,516	16,787,724
- Online Game		10,216,116	9,917,830
- Mobile Game		6,942,400	6,869,894
Royalties and license fees		2,426,104	100,835
- Online Game		163,836	48,563
- Mobile Game		2,262,268	52,272
Website and application development		290,000	1,684,717
	~~W~~	19,874,620	18,573,276

The Group’s management expects to recognize 91.0% (~~W~~18,089,771 thousand) of the transaction price allocated to contracts that have not been performed as of December 31, 2023 as revenue within 12 months. The remaining 9.0% (~~W~~1,784,849) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.
(5) Details of incremental costs of obtaining a contract recognized as assets as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023	December 31, 2022
Incremental costs of obtaining a contract recognized as at the reporting period-end	~~W~~	1,556,590	1,722,257
Incremental costs of obtaining a contract recognized as cost of revenues		1,722,257	860,626

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

15. Classification of expenses by nature
Details of classification of expenses by nature for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Fees and commissions	~~W~~	472,324,331	259,023,534
Advertising expenses		13,661,333	29,897,515
Salaries		44,338,978	40,315,384
Outsourcing expenses		13,052,904	11,414,715
Rent		1,291,900	1,178,964
Employee benefits		4,256,315	3,895,228
Expenses related to defined contribution and benefit plans		2,504,956	2,255,265
Depreciation		5,252,184	5,144,815
Amortization		2,405,662	1,916,643
Others		5,422,166	3,734,013
	~~W~~	564,510,729	358,776,076

Total expenses consist of cost of sales, selling, general and administrative expenses.

16. Selling, General and Administrative Expenses
Details of the selling, general and administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Advertising expenses	~~W~~	13,661,333	29,897,515
Fees and commissions		16,662,242	15,908,570
Salaries		20,687,935	17,597,803
Research and development		13,486,401	13,797,195
Employee benefits		2,256,402	1,971,902
Rent		712,342	645,868
Expenses related to defined contribution and benefit plans		991,422	782,814
Depreciation		3,368,562	2,975,943
Amortization		1,340,442	1,155,142
Other expenses		6,385,315	6,678,181
	~~W~~	79,552,396	91,410,933

17. Finance Income and Costs

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
(1) Details of finance income for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Finance income
Interest income	~~W~~	11,492,379	4,500,817
Unrealized foreign currency gain		1,416,446	688,970
Gain on foreign currency transactions		10,357,703	10,763,679
	~~W~~	23,266,528	15,953,466

(2) Details of finance costs for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Finance costs
Interest expense	~~W~~	161,809	126,826
Unrealized foreign currency loss		1,594,709	1,311,650
Loss on foreign currency transactions		13,178,209	9,340,885
	~~W~~	14,934,727	10,779,361

18. Other Non-Operating Income and Expenses
(1) Details of other non-operating income for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Gain on disposal of property and equipment		20,302	14,557
Others		893,057	590,759
	~~W~~	913,359	605,316
(2) Details of other non-operating expenses for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Loss on disposal of property and equipment		43	18
Loss on disposal of intangible assets		6,182	4,503
Impairment loss on intangible assets		1,531,081	293,239
Impairment loss on other non-current assets		-	176,908
Miscellaneous loss		14,451	264,772
	~~W~~	1,551,757	739,440

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
19. Income tax expense
(1) Details of income tax expense for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Current tax expense
Current year	~~W~~	37,458,597	27,932,523
Deferred tax expense
Changes in net deferred tax assets		(742,049)	(1,108,334)
Income tax expense	~~W~~	36,716,548	26,824,189
(2) The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rates applicable to profits of the entities are as follows:

(In thousands of won)		2023	2022
Profit before income tax expense	~~W~~	168,698,609	109,881,777
Income tax using the statutory tax rate of each country		31,300,275	23,951,343
Adjustments:
Expenses not deductible for tax purposes		8,693	7,251
Non taxable income		(130,680)	-
Withholding Tax		8,615,012	5,028,180
Utilization of previously unrecognized tax losses		(713,801)	(238,942)
Tax credit		(1,174,258)	(2,131,375)
Corporate tax on unappropriated earnings		(133,923)	1,085,166
Changes in deferred tax liabilities related to investment in subsidiaries		(421,511)	(1,100,831)
Others		(633,259)	223,397
Total Adjustment		5,416,273	2,872,846
Income tax expense	~~W~~	36,716,548	26,824,189
Effective tax rate		22%	24%

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
19. Income tax expense, Continued
(3) Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023			2022
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Property and equipment	~~W~~	38,494	12,672	51,166	33,573	4,921	38,494
Intangible assets		441,669	223,394	665,063	398,062	43,607	441,669
Other non-current assets		201,984	(176,985)	24,999	528,413	(326,429)	201,984
Accounts Payable		1,700,733	(182,678)	1,518,055	1,403,933	296,800	1,700,733
Accrued expenses		232,938	49,153	282,091	192,895	40,043	232,938
Deferred revenue		93,580	261,854	355,434	311,128	(217,548)	93,580
Allowance for doubtful account		299,028	879,952	1,178,980	367,279	(68,251)	299,028
Other non-current liabilities		80,768	1,202	81,970	75,468	5,300	80,768
Lease		(29,886)	(8,160)	(38,046)	(43,203)	13,317	(29,886)
Investment in subsidiaries		(2,791,379)	422,814	(2,368,565)	(3,758,889)	967,510	(2,791,379)
Others		(277,902)	1,159,572	881,670	(2,925)	(274,977)	(277,902)
Subtotal		(9,973)	2,642,790	2,632,817	(494,266)	484,293	(9,973)
Deferred tax due to carry-forward losses		758,972	(57,834)	701,138	134,931	624,041	758,972
Deferred tax due to tax credit carry-forward		2,078,824	(1,842,908)	235,916	2,078,824	-	2,078,824
Deferred tax asset(*)	~~W~~	5,659,521	292,612	5,952,133	1,719,489	3,940,032	5,659,521
Deferred tax liability		(2,831,698)	449,436	(2,382,262)	-	(2,831,698)	(2,831,698)

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as each subsidiaries’ performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward and carry-forward losses. The Group periodically reviews these matters, and has recognized deferred tax assets related to temporary differences, carry-forward losses, based on the likelihood of each subsidiary’s future taxable income as at December 31, 2023. This amount may change if the estimate for future taxable income changes.

(4) Details of unused tax loss carryforwards and unused tax credit carry-forwards that are not recognized as deferred income tax assets as of December 31, 2023 are as follows:

(In thousands of won)
Year of expiration		Unused loss carryforwards	Unused tax credit carryforwards
2024	~~W~~	2,585,403	-
2025		1,421,329	159,967
2026		2,002,452	175,371
2027		352,039	162,959
2028		2,134,171	520,368
After 2028		5,339,017	1,283,838
Total	~~W~~	13,834,411	2,302,503

19. Income tax expense, Continued

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
(5)As of December 31, 2023 and 2022, the Group did not recognize deferred income tax assets relating to investments in subsidiaries for the temporary difference of ~~W~~23,086,691 thousand and ~~W~~22,409,140 as it is not probable such temporary differences can be utilized in the foreseeable future.

(6)The gross balances of deferred tax assets and liabilities for the years ended December 31, 2023 and 2022, is as follows:

(In thousands of won)		2023	2022
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	~~W~~	1,601,321	1,934,909
- Deferred tax assets to be recovered within 12 months		5,800,980	5,074,755
Sub-total		7,402,301	7,009,664
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months		(14,851)	(3,123,678)
- Deferred tax liabilities to be recovered within 12 months		(3,817,579)	(1,058,163)
Sub-total		(3,832,430)	(4,181,841)
Deferred tax assets (liabilities), net	~~W~~	3,569,871	2,827,823
(7) Impact of Pillar Two income taxes
Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate. All entities within the Group have an effective tax rate that exceeds 15%, except for Gravity Game Vision Limited that operates in Hong Kong.
For 2023, the average effective tax rate (calculated in accordance with paragraph 86 of Korean IFRS 1012) of Gravity Game Vision Limited operating in Hong Kong is:

(in thousands of Korean won)	Gravity Game Vision Limited

Tax expense for year ending 31 December 2023	~~W~~	3,395,705
Profit before income tax		26,942,890
Average effective tax rate		12.6%

The Group is in the process of assessing its exposure to the Pillar Two legislation for when it comes into effect. This assessment indicates for Hong Kong that the average effective tax rate based on accounting profit is 12.6% for the annual reporting period to 31 December 2023. However, although the average effective tax rate is below 15%, the Group might not be exposed to paying Pillar Two income taxes in relation to Hong Kong. Also, even for those entities with an accounting effective tax rate above 15%, there may still be Pillar Two tax implications.
Due to the complexity and difficulty of approximating numerical impact preparing for the application of the legislation, the Group will review the impact through a rational methodology.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

20. Earnings per share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.
(1) Basic earnings per share

(In thousands won and in number of shares)		2023	2022
Profit attributable to owners of the Parent	~~W~~	132,019,054	83,161,723
Weighted average outstanding shares of common shares		6,948,900	6,948,900
Basic earnings per share(in won)	~~W~~	18,999	11,968
(2) Diluted earnings per share
As of and for the years ended December 31, 2023 and 2022, the Parent Company does not have outstanding dilutive potential ordinary shares. Accordingly, the diluted earnings per share for the years ended December 31, 2023 and 2022 are the same as the basic earnings per share.

21. Cash flow information
(1) Adjustments for calculating cash generated from operations for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Adjustments for:
Depreciation	~~W~~	5,252,184	5,144,815
Amortization		2,405,662	1,916,643
Bad debt expense		1,401,847	701,609
Unrealized foreign currency loss		1,594,709	1,311,650
Interest expense		161,809	126,826
Loss on disposal of property and plant		43	18
Loss on disposal of intangible assets		6,182	4,503
Impairment loss on intangible asset		1,531,081	293,239
Impairment loss on other non-current assets		-	176,908
Retirement benefit expenses		23,794	65,051
Income tax expense		36,716,548	26,824,189
Unrealized foreign currency gain		(1,416,446)	(688,970)
Gain on disposal of property and plant		(20,302)	(14,557)
Interest income		(11,492,379)	(4,500,817)
Other		-	1,741
	~~W~~	36,164,732	31,362,848

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
21. Cash flow information, Continued
(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Accounts receivable	~~W~~	2,364,501	(38,198,514)
Other receivables		(3,769,670)	898,995
Prepayment		(1,103)	(1,640,590)
Prepaid expense		397,165	(104,362)
Other current assets		(601,359)	(52,753)
Other non-current assets		(3,485,716)	217,785
Accounts payable		(13,837,113)	43,899,612
Deferred revenue		(1,292,227)	4,915,259
Withholding		(262,365)	(631,006)
Accrued expense		254,830	546,763
Other current liabilities		164,940	301,121
Accrued income		(93,841)	86,830
Long-term deferred revenue		2,246,897	(12,577)
Other non-current liabilities		-	27,562
	~~W~~	(17,915,061)	10,254,125

(3) Significant non-cash transactions for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Reclassification of prepayment to intangible assets	~~W~~	101,846	63,841
Increase in accounts payable relating to the acquisition of software		2,032,500	608,575
Increase in accounts payable relating to the acquisition of other intangible assets		1,147,427	-
Reclassification of other non current financial assets to other non current assets		1,030,000	-
Acquisition of right-of-use assets		4,703,745	1,209,063

21. Cash flow information, Continued

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
(4) Changes in liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Beginning of the year	~~W~~	5,963,185	8,730,563
Cash flows used in financial activities – payment of lease liabilities		(4,083,272)	(3,917,977)
Cash flows used in operating activities – Interest paid		(156,631)	(121,724)
Non-cash transactions:
Acquisitions – leases		4,357,828	1,209,063
Interest expense		156,631	121,724
Others		260,300	(124,245)
Translation difference		64,357	65,781
Ending of the year	~~W~~	6,562,398	5,963,185

22. Leases
The Group leases offices, vehicles and others. The leases typically run for a period of 1~ 5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not provided as collateral for borrowings.
(1) Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023	December 31, 2022
Right-of-use assets(*1)
Offices	~~W~~	4,720,419	5,066,896
Vehicles		367,030	64,692
Others		1,533,351	826,820
	~~W~~	6,620,800	5,958,408
Lease liabilities(*2)
Current		4,225,209	2,906,064
Non-current		2,337,189	3,057,121
	~~W~~	6,562,398	5,963,185

(*1) Right-of-use assets are included in the 'Property and equipment' in the consolidated statement of financial position.
(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the consolidated statement of financial position.

22. Leases, Continued
(2) Changes in right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

(In thousands of won)		2023
		Offices	Vehicles	Others	Total
Balance as of January 1, 2023	~~W~~	5,066,896	64,692	826,820	5,958,408
Depreciation		(2,793,560)	(239,457)	(1,083,462)	(4,116,479)
Rent Adjustment		210,139	51,886	(1,327)	260,698
Acquisitions		2,177,909	489,821	1,775,317	4,443,047
Disposals		-	-	-	-
Translation difference		59,035	88	16,003	75,126
Balance as of December 31, 2023	~~W~~	4,720,419	367,030	1,533,351	6,620,800

(In thousands of won)		2022
		Offices	Vehicles	Others	Total
Balance as of January 1, 2022	~~W~~	6,698,105	292,432	1,749,463	8,740,000
Depreciation		(2,549,438)	(231,476)	(1,217,476)	(3,998,390)
Reassessment		1,035	(52,415)	(12,690)	(64,070)
Acquisitions		923,137	55,417	230,509	1,209,063
Disposals		(45,160)	-	-	(45,160)
Translation difference		39,217	734	77,014	116,965
Balance as of December 31, 2022	~~W~~	5,066,896	64,692	826,820	5,958,408

(3) Details of amounts recognized in the consolidated statements of comprehensive income for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	156,631	121,724
Expense relating to short-term leases		30,015	44,684
Expense relating to leases of low-value assets excluding short-term leases		22,258	22,987
(4) Details of amounts recognized in the consolidated statement of cash flows for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Total cash outflows of leases	~~W~~	4,292,176	4,107,372

23. Financial Risk Management
The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
(1) Capital Risk Management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023	December 31, 2022
Total Liabilities	~~W~~	114,452,759	113,914,159
Total Equity		463,727,962	330,179,821
Debt ratio		25%	35%
(2) Market Risk
(a) Foreign exchange risk
The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2023 and 2022 are as follows:

(In thousands of won, in foreign currencies)
	December 31, 2023
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	86,681,440	28,203,218		111,615,501	36,344,262
JPY	343,984,702	160,779,008		3,139,411	1,467,366
EUR	36,780	30,472		52,470	43,471
IDR	12,955,000	3,103,944		1,083	259
THB	28,510	7,379		1,073	278
VND	9,270,000	3,243,600		493	173
HKD	144,997	-		23,916	-
			~~W~~ 	114,833,947	37,855,809

23. Financial Risk Management, Continued
(2) Market Risk, Continued

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
(a) Foreign exchange risk, Continued

(In thousands of won, in foreign currencies)
	December 31, 2022
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	50,865,141	8,528,692		64,350,719	10,831,632
JPY	517,431,793	55,296,530		4,932,056	527,075
EUR	25,839	37,607		34,914	50,905
IDR	12,955,000	703,608,946		1,048	57,279
THB	28,510	7,379		1,045	270
VND	9,270,000	3,243,600		498	174
			~~W~~ 	69,320,280	11,467,335

The Group measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before income tax for the years ended of December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023		2022
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	7,527,124	(7,527,124)	5,351,909	(5,351,909)
JPY		167,205	(167,205)	440,498	(440,498)
Others		3,485	(3,485)	(7,112)	7,112
	~~W~~	7,697,814	(7,697,814)	5,785,295	(5,785,295)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.
(b) Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2023 and 2022.
(c) Price risk
There are no assets and liabilities exposed to price risk as of December 31, 2023 and 2022.
(3) Credit Risk
Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Group regularly evaluates the creditworthiness of customers based on their financial condition, past experiences and other factors.
The carrying amounts of financial assets represent their maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2023 and 2022 are as follows:

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

(In thousands of won)		December 31, 2023	December 31, 2022
Cash and cash equivalents	~~W~~	184,081,815	169,877,341
Short-term financial instruments		277,215,000	167,000,000
Accounts receivable, net		71,212,897	77,256,816
Other receivables, net		7,499	11,943
Other current financial assets		4,438,717	3,370,146
Oher non-current financial assets		1,824,076	2,175,769
	~~W~~	538,780,004	419,692,015

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable are mainly due from payment processing companies and platform service providers, which the Group believes have low levels of credit risk.
(4) Liquidity Risk
Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Group by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)		December 31, 2023
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	58,292,099	57,429,579	185,000	677,520	-	58,292,099
Accrued expense		395,264	395,264	-	-	-	395,264
Other liabilities (*)		6,562,398	1,081,291	3,258,890	1,902,024	475,402	6,717,607
	~~W~~ 	65,249,761	58,906,134	3,443,890	2,579,544	475,402	65,404,970

(*) Other liabilities as of December 31, 2023 consist of lease liabilities.

(In thousands of won)		December 31, 2022
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	70,543,819	69,803,179	366,651	373,989	-	70,543,819
Accrued expense		429,132	429,132	-	-	-	429,132
Other liabilities (*)		5,963,185	1,015,699	2,022,828	2,475,989	617,724	6,132,240
	~~W~~ 	76,936,136	71,248,010	2,389,479	2,849,978	617,724	77,105,191

(*) Other liabilities as of December 31, 2022 consist of lease liabilities.
The cash flows above are not discounted and the amount of accounts payable and accrued expense due within 12 months is the same as the carrying amount since the effect of the discount is not material.
24. Segment information
(1) Operating segments

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
The Group determines its operating segments by establishing strategic decisions. Chief operating decision maker (“CODM”) reviews operating profit by each segment in order to make decisions regarding the resources to be allocated to the segment and to evaluate the performance of the segment.
The reportable segments of the Group are in line with the organizational structure and CEO’s review of operations, and include mobile, online, and others.
The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the consolidated statement of comprehensive income except for inter-segment transactions. The segment information for the years ended December 31, 2023 and 2022 are as follows.

(In thousands of won)		2023
		Online	Mobile	Others	Total	Inter-segment eliminations(*)	Total
Revenue	~~W~~	96,487,574	697,735,654	21,148,756	815,371,984
Intersegment Revenue		(15,470,212)	(68,131,570)	(6,254,267)	(89,856,049)	89,856,049	-
External Revenue		81,017,362	629,604,084	14,894,489	725,515,935	-	725,515,935
Depreciation/ amortization		1,436,068	2,157,722	4,064,056	7,657,846	-	7,657,846
Operating profit		42,727,438	120,233,338	(1,941,734)	161,019,042	(13,836)	161,005,206

(*) The Group reflects inter-segment eliminations as adjustments.
Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.

(In thousands of won)		2022
		Online	Mobile	Others	Total	Inter-segment eliminations(*)	Total
Revenue	~~W~~	107,325,802	404,363,059	21,739,535	533,428,396
Intersegment Revenue		(18,069,396)	(45,591,515)	(6,149,613)	(69,810,524)	69,810,524	-
External Revenue		89,256,406	358,771,544	15,589,922	463,617,872	-	463,617,872
Depreciation/ amortization		1,348,633	1,873,302	3,839,523	7,061,458	-	7,061,458
Operating profit		47,450,349	57,437,914	623,417	105,511,680	(669,884)	104,841,796

(*) The Group reflects inter-segment eliminations as adjustments.
Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.

24. Segment information, Continued

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
(2) Revenue from external customers by country for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023(*)	2022(*)
Korea	~~W~~	86,058,286	46,718,924
Taiwan		176,070,633	175,663,666
Japan		18,999,243	26,132,619
United States of America		22,701,897	33,697,091
Thailand		136,874,077	75,498,392
Philippines		102,594,825	26,002,875
Indonesia		58,762,576	5,472,177
Hong Kong		22,655,848	24,397,107
Malaysia		58,552,957	24,829,781
Other		42,245,593	25,205,240
	~~W~~	725,515,935	463,617,872

(*) Revenue was attributed to the country based on the customer’s location.

(3) Non-current assets by geographical regions as of December 31, 2023 and 2022 are as follows:

(In thousands of won)		December 31, 2023(*)	December 31, 2022(*)
Korea	~~W~~	15,487,818	9,182,784
Overseas		8,017,686	5,308,667
Total	~~W~~	23,505,504	14,491,451

(*) The amounts are exclusive of financial assets and deferred tax assets.
(4) There was no customer who represents more than 10% revenue in mobile segment for the year ended December 31, 2023 and Won 76,581 million, or 16.5% of revenue came from one major customer in the mobile segment for the year ended December 31, 2022.

25. Related Party Transactions

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022
(1) Related parties of the Group include entities and individuals capable of exercising control or significant influence over the Group. Related parties include Gung Ho Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, management and their immediate families.
(2) Account balances with related party
Balances of receivables and payables with related party as of December 31, 2023 and 2022 are as follows:

(In thousands of won)			December 31, 2023		December 31, 2022
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent Company	GungHo Online Entertainment, Inc.	~~W~~	1,971,637	2,685	2,873,954	2,804
Other	Gungho Online Entertainment America		-	1,380	-	29,692
	Total		1,971,637	4,065	2,873,954	32,496
(3) Transactions with related parties
The details of transactions with related party for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)			2023
			Revenues
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	17,681,836	735,281	-
Other	GungHo Online Entertainment America		-	-	-
		~~W~~	17,681,836	735,281	-

(In thousands of won)			2023
			Purchases
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	-	15,379
Other	GungHo Online Entertainment America		54,884	-	-
		~~W~~	54,884	-	15,379

25. Related Party Transactions, Continued

(In thousands of won)	2022

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

			Revenues
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	24,812,723	928,202	-
Other	GungHo Online Entertainment America		-	-	-
		~~W~~	24,812,723	928,202	-

(In thousands of won)			2022
			Purchases
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	12,671	7,648
Other	GungHo Online Entertainment America		42,479	-	-
		~~W~~	42,479	12,671	7,648

(4) Other transactions with related parties
No financing transactions were made with related parties for the years ended December 31, 2023 and 2022.
(5) Key management personnel compensation
The compensation given to key management personnel (registered directors) for the years ended December 31, 2023 and 2022 are as follows:

(In thousands of won)		2023	2022
Salaries	~~W~~	1,734,463	1,503,280